Exhibit 3.1(b)

CERTIFICATE OF AMENDMENT

TO THE

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MYOKARDIA, INC.

MyoKardia, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The Third Amended and Restated Certificate of Incorporation of the Corporation is hereby further amended by deleting the first two sentences of Article FOURTH and inserting the following in lieu thereof, so that, as amended, the opening paragraphs of Article FOURTH shall read in their entirety as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is 100,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and 61,985,313 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”).

Effective immediately upon the filing of this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every 3.675 shares of Common Stock then issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall be automatically reclassified and combined into one (1) share of Common Stock, without any further action by the holders of such shares (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Corporation’s Board of Directors. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock as equals the applicable number of shares of Common Stock as adjusted to reflect the Reverse Stock Split.

The following is a statement of the designations and the powers, privileges and rights, and the qualification, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.”

2. The Third Amended and Restated Certificate of Incorporation of the Corporation is hereby further amended by deleting the first sentence of the second paragraph of Article FOURTH, Subsection B and inserting the following in lieu thereof, so that, as amended, the first sentence of the second paragraph of Article FOURTH, Subsection B shall read in its entirety as follows:

“38,250,000 shares of the authorized Preferred Stock are designated “Series A Preferred Stock”, 6,666,667 shares of the authorized Preferred Stock are designated “Series A-1 Preferred Stock” (together with the Series A Preferred Stock, the “Series Preferred”) and 17,068,646 shares of authorized but unissued Preferred Stock are hereby designated “Series B Preferred Stock”.”

3. The foregoing amendment was duly adopted, in accordance with the provisions of Sections 141(f), 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on this 22nd day of October, 2015.

MYOKARDIA, INC.

By:	/s/ T. Anastasios Gianakakos
Name:	T. Anastasios Gianakakos
Title:	President and Chief Executive Officer